Filed Pursuant to Rule 433

Registration Statement No. 333-136268

August 23, 2007

PRICING TERM SHEET FOR THE 6.30% DEBENTURES, SERIES 2007 A

Issuer:	Consolidated Edison Company of New York, Inc.

Ratings:	A1 (Moody’s); A (S&P); A+ (Fitch)

Issue of Securities:	6.30% Debentures, Series 2007 A due 2037

Principal Amount:	$525,000,000

Coupon:	6.30% per annum, payable February 15 and August 15, commencing February 15, 2008

Maturity:	August 15, 2037

Treasury Benchmark:	4.75% due February 15, 2037

US Treasury Yield:	4.942%

Spread to Treasury:	+140 bp

Re-offer Yield:	6.342%

Initial Public Offering Price:	per Debenture: 99.443%; Total: $522,075,750

Optional Redemption:	Make Whole at Treasury Rate + 25 basis points

Minimum Denomination:	$1,000

Settlement Date:	August 28, 2007 (T+3)

CUSIP:	209111 ES8

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Co-Managers:	KeyBanc Capital Markets Inc.
Lazard Capital Markets LLC
Mizuho Securities USA Inc.
Loop Capital Markets, LLC
The Williams Capital Group, L.P.

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888) 227-2275 ext. 2663, Citigroup Global Markets Inc. toll free at (877) 858-5407 or J.P. Morgan Securities Inc. collect at (212) 834-4533.